UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): September 21, 2021

CIM Real Estate Finance Trust, Inc.
(Exact Name of Registrant as Specified in Its Charter)
Commission file number 000-54939

Maryland		27-3148022
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)
2398 East Camelback Road, 4th Floor
Phoenix,	Arizona	85016
(Address of principal executive offices)		(Zip Code)
	(602)	778-8700
(Registrant’s telephone number, including area code)
None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
None	None	None
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 1.01	Entry into a Material Definitive Agreement.
On September 21, 2021, CIM Real Estate Finance Trust, Inc. (the “Company” or “CMFT”) entered into the Merger Agreement (as defined herein) with respect to a business combination with CIM Income NAV, Inc. (“CIM Income NAV”). As described in greater detail herein, the merger is a stock-for-stock transaction whereby CIM Income NAV will be merged into a wholly-owned subsidiary of the Company.
The Merger
On September 21, 2021, the Company, CIM Income NAV and Cypress Merger Sub, LLC, a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, CIM Income NAV will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger, such that following the Merger, the surviving entity will continue as a wholly owned subsidiary of the Company. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of CIM Income NAV shall cease.
At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of CIM Income NAV’s Class D common stock, $0.01 par value per share (the “Class D Common Stock”), will be converted into the right to receive 2.574 shares of CMFT’s common stock, $0.01 par value per share (the “CMFT Common Stock”), each issued and outstanding share of CIM Income NAV’s Class T common stock, $0.01 par value per share (the “Class T Common Stock”), will be converted into the right to receive 2.510 shares of CMFT Common Stock, each issued and outstanding share of CIM Income NAV’s Class S common stock, $0.01 par value per share (the “Class S Common Stock”), will be converted into the right to receive 2.508 shares of CMFT Common Stock, and each issued and outstanding share of CIM Income NAV’s Class I common stock, $0.01 par value per share (the “Class I Common Stock” and, together with the Class D Common Stock, Class T Common Stock and Class S Common Stock, the “CIM Income NAV Common Stock”), will be converted into the right to receive 2.622 shares of CMFT Common Stock, in each case, subject to the treatment of fractional shares in accordance with the Merger Agreement (the “Merger Consideration”). At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of CIM Income NAV Common Stock granted under CIM Income NAV’s 2018 Equity Incentive Plan, whether vested or unvested, will be cancelled in exchange for an amount equal to the Merger Consideration for the applicable share class.
Agreement and Plan of Merger
The Merger Agreement contains customary representations, warranties and covenants, including covenants relating to the conduct of CIM Income NAV’s and CMFT’s respective businesses during the period between the execution of the Merger Agreement and the completion of the Merger, subject to certain exceptions.
CIM Income NAV has agreed not to solicit or enter into an agreement regarding an Acquisition Proposal (as defined in the Merger Agreement), and, subject to certain exceptions, is not permitted to enter into discussions or negotiations concerning, or provide nonpublic information to a third party in connection with, any Acquisition Proposal. However, prior to obtaining the Stockholder Approval (as defined herein), CIM Income NAV may engage in discussions or negotiations and provide nonpublic information to a third party which has made an unsolicited, bona fide written Acquisition Proposal if the special committee of CIM Income NAV’s board of directors determines in good faith, after consultation with outside legal counsel and outside financial advisors, that such Acquisition Proposal either constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement).
The Merger Agreement also provides that prior to the Stockholder Approval, the board of directors of CIM Income NAV may, under specified circumstances, make an Adverse Recommendation Change (as defined in the Merger Agreement), including withdrawing its recommendation of the Merger, subject to complying with certain conditions set forth in the Merger Agreement.
The Merger Agreement may be terminated under certain circumstances, including but not limited to, by either the Company or CIM Income NAV if the Merger has not been consummated on or before 11:59 p.m. New York City time on May 30, 2022 (the “Outside Date”), if a final and non-appealable order is entered permanently restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement, if the Stockholder Approval has not been obtained at the stockholders meeting to be called to consider the Merger or upon a material uncured breach of the respective obligations, covenants or agreements by the other party that would cause the closing conditions in the Merger Agreement not to be satisfied.
In addition, CIM Income NAV may terminate the Merger Agreement in order to enter into an “Alternative Acquisition Agreement” with respect to a “Superior Proposal” (each as defined in the Merger Agreement) at any time prior to receipt by CIM Income NAV of the Stockholder Approval pursuant to and subject to the terms and conditions of the Merger Agreement.

The Company may terminate the Merger Agreement at any time prior to the receipt of the Stockholder Approval, in certain limited circumstances, including upon (i) an Adverse Recommendation Change, (ii) a tender offer or exchange offer that is commenced which CIM Income NAV’s board of directors fails to recommend against or (iii) a breach by CIM Income NAV, in any material respect, of its obligations under the no solicitation provisions set forth in the Merger Agreement.
If the Merger Agreement is terminated because the Merger was not consummated before the Outside Date or because the Stockholder Approval was not obtained, and (i) an Acquisition Proposal has been publicly announced or otherwise communicated to CIM Income NAV stockholders prior to the CIM Income NAV Stockholders Meeting (as defined in the Merger Agreement) and (ii) within 12 months after the date of such termination (A) CIM Income NAV consummates or enters into an agreement (that is thereafter consummated) in respect of an Acquisition Proposal for 50% or more of CIM Income NAV’s equity or 75% or more of CIM Income NAV’s assets or (B) the board of directors of CIM Income NAV recommends or fails to recommend against an Acquisition Proposal structured as a tender or exchange offer for 75% or more of CIM Income NAV’s equity and such Acquisition Proposal is actually consummated, then CIM Income NAV must pay CMFT a termination payment of $14,780,000 and up to $2,675,000 as reimbursement for CMFT’s Expenses (as defined in the Merger Agreement).
The Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, CIM Income NAV may be required to pay to CMFT a termination payment of $14,780,000 and reimburse CMFT’s Expenses (as defined in the Merger Agreement) up to an amount equal to $2,675,000. However, the termination payment payable by CIM Income NAV to CMFT will be $6,720,000 if the Merger Agreement is terminated before the end of the “Window Period End Time” by (i) CIM Income NAV in order for CIM Income NAV to accept a Superior Proposal from a Qualified Bidder (as defined in the Merger Agreement) or (ii) CMFT in response to an Adverse Recommendation Change with respect to or as a result of a Superior Proposal by a Qualified Bidder. The term “Window Period End Time” in the Merger Agreement means, with respect to a Qualified Bidder, the later of (i) 11:59 p.m. (New York City time) on October 21, 2021, and (ii) 11:59 p.m. (New York City time) on the first (1st) business day after the end of a required notice period with respect to a Superior Proposal by such Qualified Bidder provided that such notice period (as may be extended) began on or prior to 11:59 p.m. (New York City Time) on October 21, 2021.
The obligation of each party to consummate the Merger is subject to a number of customary conditions, including receipt of the approval of the Merger (and of an amendment to the CIM Income NAV charter that is required to consummate the Merger) by holders of a majority of the outstanding shares of the CIM Income NAV Common Stock entitled to vote thereon (the “Stockholder Approval”), delivery of certain documents and legal opinions, the truth and correctness of the representations and warranties of the parties (subject to the materiality standards contained in the Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by the Company to register the shares of the CMFT Common Stock to be issued as consideration in the Merger, and the absence of a CIM Income NAV Material Adverse Effect or CMFT Material Adverse Effect (as each term is defined in the Merger Agreement).
The Company’s obligation to consummate the Merger is not subject to a financing condition. Until the effective time of the Merger, each of the Company and CIM Income NAV are permitted to declare and pay distributions in the ordinary course of business consistent with past practice. Upon consummation of the Merger, CMFT intends to increase its distribution rate to a rate that would allow the former holders of CIM Income NAV Common Stock to receive distributions at least equal to those received prior to the Merger, subject to authorization by the CMFT board of directors.
The Merger Agreement provides that the CMFT board of directors will take such action as necessary to cause one Independent Director (as defined in the charter of CIM Income NAV) serving as a member of the CIM Income NAV board of directors who does not otherwise serve on the CMFT board of directors to be elected to the CMFT board of directors effective as of the effective time of the Merger.
The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide stockholders with information regarding its terms and conditions, and is not intended to provide any factual information about the Company or CIM Income NAV. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement, and are not intended as statements of fact to be relied upon by the Company’s stockholders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or CIM Income NAV. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.
Combined Company
The combined company after the Merger (the “Combined Company”) will retain the name “CIM Real Estate Finance Trust, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.
As of June 30, 2021, the Combined Company’s pro forma owned real estate portfolio had 590 properties totaling approximately 23.8 million square feet, with an occupancy rate of approximately 94.2%, a weighted average lease term of approximately 8.5 years, and, on an annualized rent basis, investment-grade tenancy of approximately 36.5%, with its top 5 tenants generating approximately 19%, and no tenant generating more than 4.9% of annualized rental income.

Item 7.01	Regulation FD Disclosure.
On September 22, 2021, the Company and CIM Income NAV issued a joint press release announcing the execution of the Merger Agreement as described in detail in Item 1.01 above. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

On September 22, 2021, the Company posted to its website (www.cimgroup.com/announcements) a presentation prepared by the Company and CIM Income NAV containing certain information related to the proposed Merger. A copy of the presentation is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information in this Item 7.01 disclosure, including Exhibits 99.1 and 99.2, and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.
ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed Merger, CMFT intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CIM Income NAV, and will also constitute a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CIM Income NAV. In connection with the proposed Merger, CIM Income NAV intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF CIM INCOME NAV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of CIM Income NAV will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

Each of CMFT and CIM Income NAV and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from their respective stockholders (or, in the case of CMFT, from the stockholders of CIM Income NAV) in respect of the proposed Merger. Information regarding the directors, executive officers and external advisors of CMFT and CIM Income NAV is contained in the Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC by each entity on March 31, 2021, as amended on April 19, 2021 (in the case of CIM Income NAV) and April 27, 2021 (in the case of CMFT). Investors may obtain additional information regarding the interest of such participants by reading the proxy statement when it becomes available.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed Merger.

Forward-Looking Statements
This Current Report on Form 8-K includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CMFT and CIM Income NAV and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the proposed Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the failure to satisfy the conditions to the consummation of the proposed Merger, including the approval of the stockholders of CIM Income NAV; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed Merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CMFT and CIM Income NAV and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CMFT’s and CIM Income NAV’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by CMFT and CIM Income NAV with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither CMFT nor CIM Income NAV undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of September 21, 2021, by and among CIM Real Estate Finance Trust, Inc., Cypress Merger Sub, LLC and CIM Income NAV, Inc.*

99.1	Joint Press Release, dated September 22, 2021.

99.2	Presentation, dated September 22, 2021.

*
Certain schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) or Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule (or similar attachment) to the SEC upon request.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 22, 2021	CIM REAL ESTATE FINANCE TRUST, INC.
	By:	/s/ Nathan D. DeBacker
	Name:	Nathan D. DeBacker
	Title:	Chief Financial Officer and Treasurer
(Principal Financial Officer)